Exhibit 11

THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions - except per share amounts)

	Years Ended December 31,
	2016	2015	2014
Net income attributable to Progressive	$1,031.0	$1,267.6	$1,281.0

Computation of Per Share Earnings Attributable to Progressive
Average shares outstanding - Basic	581.7	585.5	590.6
Net effect of dilutive stock-based compensation	3.3	3.7	4.2
Total equivalent shares - Diluted	585.0	589.2	594.8

Basic: Earnings per share	$1.77	$2.16	$2.17
Diluted: Earnings per share	$1.76	$2.15	$2.15